
PRESCRIPTION QUEST, INC.
BALANCE SHEET
MAY 31, 2024
(Unaudited)

ASSETS


CURRENT ASSETS

Cash and cash equivalents	$	2,250
Inventory		0
Prepayments to suppliers		0
TOTAL CURRENT ASSETS		*2,250*

OTHER ASSETS

Intangible assets		0
TOTAL ASSETS	$	2,250


LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES

Notes payable - related party	$	0
Customer advances		0
Other current liabilities		0

TOTAL CURRENT LIABILITIES 124,338

TOTAL LIABILITIES		0

SHAREHOLDERS' EQUITY

Common stock, see note		74,000
Additional paid-in capital		5,000
SAFE obligations		0
Accumulated deficit		0
TOTAL SHAREHOLDERS' EQUITY		*79,000*
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	79,000

PRESCRIPTION QUEST, INC.
STATEMENT OF INCOME
MAY 31, 2024
(Unaudited)

REVENUES	$	**2,250**
COST OF GOODS SOLD		**0**
GROSS PROFIT		**2,250**
OPERATING EXPENSES		
Amortization expense		0
General and administrative		0
Professional fees		3,000
Sales and marketing		2,000
TOTAL OPERATING EXPENSES		**5,000**
NET OPERATING INCOME/(LOSS)		**(2,750)**
OTHER INCOME/(EXPENSES)		
Cancellation of debt		0
TOTAL OTHER INCOME/(EXPENSES)		**0**
NET INCOME (LOSS)	$	**(2,750)**

PRESCRIPTION QUEST, INC.
STATEMENT OF EQUITY
MAY 31, 2024
(Unaudited)

	Common Stock		Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficits)	Total
	Shares	Amount				
BEGINNING BALANCE, JANUARY 1, 2023	1,000,000	$ 0.074	$ 5,000	0	0	$ 79,000
Issuance of SAFE obligations	-	-	-	0	-	0
Equity issuance costs	-	-	-	0	-	0
Net loss	-	-	-	-	0	0
ENDING BALANCE, DECEMBER 31, 2023	**1,000,000**	**$ 0.074**	**$ 5,000**	**$ 0**	**$ 0**	**$ 79,000**

PRESCRIPTION QUEST, INC.
STATEMENT OF CASH FLOWS
MAY 31, 2024
(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$	(2,750)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization and depreciation expense		0
Cancellation of debt		0
(Increase) decrease in assets:		
Prepayments to suppliers		0
Increase (decrease) in liabilities:		
Deferred revenue		0
Other current liabilities		0
CASH USED FOR OPERATING ACTIVITIES		**(2,750)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SAFE obligations		0
CASH PROVIDED BY FINANCING ACTIVITIES		**0**
NET INCREASE IN CASH		**2,250**
CASH AT BEGINNING OF YEAR		**5,000**
CASH AT END OF YEAR	$	**7,250**

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

EQUITY NOTE

Under the Company's articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue 1,000,000 shares, at a $0.074 par value per share. As of May 31, 2024, 0 shares have been issued and are outstanding.

Prescription Quest, Inc.

Notes to the Financial Statements

Accounting Policies

The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The accounting policies followed by the company are outlined in this note to provide a better understanding of the basis on which the financial statements are prepared.

Revenue Recognition

Revenue is recognized when it is earned and realized or realizable. The company recognizes revenue from the sale of goods and services. Currently the company is operating solely as a "pass through" service that allows customers to pay healthcare vendors directly for healthcare services. Therefore, while Prescription Quest does not generate any revenue directly from patients at this time, at this time, the company earns its revenue from subscription fees collected from its pharmacy partners.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are reduced by an allowance for doubtful accounts, which reflects the best estimate of probable losses inherent in the accounts receivable balances.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Because the company offers a solely digital product, it currently does not maintain any inventory.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Leases

The company has entered into leases for certain facilities and equipment. These leases are classified as either operating leases or finance leases in accordance with GAAP.

Income Taxes

The company follows the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Related Party Transactions

The company may enter into transactions with related parties, including its affiliates and officers and directors. Such transactions are conducted at arm's length and are disclosed in accordance with GAAP.

Contingencies

The company discloses any contingencies that are known or reasonably estimable and that could have a material impact on its financial position or results of operations.

Subsequent Events

The company evaluates events that occur subsequent to the balance sheet date but before the financial statements are issued. Disclosures are made when events that require recognition or disclosure in the financial statements have occurred.